FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

July 30, 2008

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125993

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL ANNOUNCES CONTINUATION OF EMERGENCY OPERATIONS AT ITS SOUTHERN KUZBASS OAO SUBSIDIARY’S LENIN MINE

Mezhdurechensk, Russia – July 30, 2008 – Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announces that emergency works are being continued at its Lenin Mine, part of Mechel’s Southern Kuzbass OAO subsidiary.

As previously announced, the alarm on the flash of methane in the face 0-6-1-13 of the mine’s section No. 8 was received on July 29 at 11:03 a.m. local time. The accident occurred during the repair shift’s operations at the depth of 310 meters.  There were 41 miners in the accident area, who safely rose to the surface through the safety escapes.  Overall, 17 miners were injuries and received burns which are being treated at local hospitals, and they are listed in stable condition.

The emergency works currently being carried out are in keeping with the operational plan developed within the general safety plan.  As of 9:00 a.m. local time (5:00 a.m. Moscow time) today, two units of the Novokuznetsk mine rescue brigade were working at the site to obtain information on the content of methane and carbonic oxide in the accident area’s air with the remote sampling lines. No mining operations are being carried out at the mine.

Today, Mechel OAO CEO Igor Zyuzin visited the site and also held a meeting at the accident safety headquarters.  After that, Mr. Zyuzin, Southern Kuzbass OAO Managing Director Victor Skulditskiy, and the Mine Trade Union Chairman Nikolay Megis then visited the injured miners at the Scientific and Clinical Center for Miners’ Health Protection in the town of Leninsk-Kuznetskiy, Kemerovo Region.

The Mine Accident Investigation and Group Accident Investigation Commissions, chaired by the Deputy Head of the Russian Federal Service for Ecological, Technical and Atomic Supervision (Rostekhnadzor) Board for the Kemerovo Region, Vladimir Rychkovskiy, are carrying out their investigation into the cause of the accident.  The Commissions include representatives from the city administration, Southern Kuzbass coal company, the Lenin Mine’s trade union, the Novokuznetsk mine rescue brigade, and the Mezhdurechensk Branch of the Social Insurance Fund.

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Mechel OAO
Ilya Zhitomirsky

Phone: + 7 495 221 88 88

ilya.zhitomirsky@mechel.com

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Mechel is one of the leading Russian companies.  Its business includes three segments: mining, steel, and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.

Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

	By:	/s/ Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO

Date: July 30, 2008